Exhibit 99.1

For Immediate Release

NORSAT EXPANDS KA-BAND OFFERING WITH LAUNCH OF
50W ATOM KA-BAND BLOCK UPCONVERTER AND
INDUSTRY-FIRST FOUR and FIVE BAND LOW NOISE BLOCK
DOWNCONVERTERS

Latest additions to the ATOM and Microwave portfolio are ideal for military SATCOM

Vancouver, British Columbia – March 7, 2017 – Norsat International Inc. (“Norsat” or the “Company”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today announced the expansion of their Ka-band product lines with the launch of the ATOM 50 Watt Ka-band Block Upconverters (BUCs) and Solid State Power Amplifiers (SSPAs), and industry leading 4- and 5-band LNBs.

Ka-band ATOM BUCs

Extending the current capability offered by the ATOM 25W Ka-band product, the ATOM 50 Watt Ka-band BUCs and SSPAs are available in either single or dual-band configurations and provide up to 50W of saturated power (over 25W @ Plin) in the most compact size in the market. Covering transmit frequencies in both Military and Commercial bands (30.0-31.0 GHz and 29.0-30.0GHz, respectively) the ATOM 50W SSPAs and BUCs can be configured to suit operation on any Ka -band satellite. Ethernet, redundancy configurations, EMI/EMC, and other custom options are also available upon request.

These 50W BUCs are up to 20% smaller, 50% lighter, and 50% more energy efficient than alternatives, enabling a wide range of applications including TWTA replacement, Satellite News Gathering, transportable VSAT, SATCOM on the Move, and Radar. The ATOM 50W also includes ATOMControl, the same Management and Control software that powers the full ATOM Ku and Ka family of products.

4- and 5-band LNBs

The 9000I4-4 and 9000I5-4 series of LNBs extends Norsat’s single, dual, and triple band LNB offering and represent an exciting new part of the Ka product solution. Available both in internal and external reference model families, these two new product series will cover bands from 17.2 GHz to 22.2 GHz. Gain flatness is +/-2.5 dB, noise figure of 3.0 dB max, and input and output VSWR maximums of 1.5:1 and 2.2:1 respectively – all packaged in a lightweight and space-efficient form of 11.2 cubic inches of volume and weighing 550g. An upgraded multi-band LNB controller, which will drive both families of LNBs using 22KHz tone and output volume completes the system to provide a comprehensive multi-band LNB solution.

“We are pleased to announce another product in the popular and successful ATOM series of BUCs and SSPAs,” stated Norsat President & CEO, Dr. Amiee Chan. “Coupled with the new and innovative 4- and 5-band Ka-band LNBs and our existing Ka- band products, Norsat offers an unparalleled Ka- band portfolio that meets the broadest range of customer’s needs. Our customization capabilities and worldwide distribution channel further proves our commitment to providing innovative and rapid solutions to our customers.” Norsat will be showcasing the Ka ATOM BUCs and 4- and 5-band LNBs at the Satellite 2017 show in Washington DC from March 7th to March 9th. We welcome interested parties to visit us at booth #2206 to talk to one of our representatives.

For more information on the ATOM 50W BUC and 4- and 5-band LNBs go to http://www.norsat.com/ka-band

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a provider of unique and customized communication solutions for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800

Email: achan@norsat.com	Email: achin@norsat.com